UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EROS STX GLOBAL CORPORATION

Full Name of Registrant

3900 West Alameda Avenue, 32nd Floor

Burbank, California 91505

Tel: (818) 524-7000

Address of Principal Executive Office (Street and Number)

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On July 30, 2020, a subsidiary of Eros STX Global Corporation (formerly known as Eros International Plc) (the “Company”) merged with and into STX Filmworks, Inc. (“STX”), with STX surviving as an indirect and wholly owned subsidiary of the Company (the “Merger”). The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX as the accounting acquirer of the Company.

The Company is unable to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2021 by the August 2, 2021 due date, without unreasonable effort or expense, primarily because the Company’s Audit Committee is currently conducting a formal internal review of certain accounting practices and internal controls related to its Eros subsidiaries. Significant revenue from these subsidiaries may not have been appropriately recognized during the fiscal year ended March 31, 2020. Further, a significant portion of the receivables associated with such revenue was valued at zero for the six months ended September 30, 2020, as part of the Company’s preliminary purchase price allocation for the Merger transaction, as reflected in the Form 6-K furnished by the Company on March 31, 2021 (the “Form 6-K”). The Audit Committee has not yet completed the internal review.

Even though the internal review has not been completed, the Company currently expects that substantially all of the intangible assets and goodwill reflected in the Form 6-K are likely to be impaired and that one or more material weaknesses in internal controls over financial reporting are likely to be reported. The Company cannot determine at this time when it will conclude the remaining work necessary to complete the preparation of the financial statements and assessment of its internal controls over financial reporting.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Noah Fogelson	(818)	524-7000
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Merger as described in Part III Narrative above was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with STX as the accounting acquirer of the Company. The results of operations from the corresponding period for the last fiscal year are those of STX as a stand-alone company and are set forth in the Company’s Transition Report on Form 20-F submitted to the SEC on October 30, 2020. The financial information for the fiscal year ended March 31, 2021 will reflect the 12-month annual results of STX and also include the 8-month results of the legacy Eros International PLC company for the post-Merger period. Therefore, there may be significant changes in reported results of operations for the fiscal year ended March 31, 2021 as compared to the fiscal year ended March 31, 2020, including as a result of the Merger and the expected impairment of substantially all of the intangible assets and goodwill reflected in the Form 6-K described above in Part III Narrative.

EROS STX GLOBAL CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 3, 2021	By:	/s/ Andrew Warren
Chief Financial Officer